Third Quarterly Report
Ending February 29, 2008

MANAGEMENT ANALYSIS ON THE FINANCIAL SITUATION AND
 RESULTS OF OPERATIONS / MANAGEMENT COMMENTS AND ANALYSIS

MANAGEMENT ANALYSIS ON THE FINANCIAL SITUATION AND RESULTS OF OPERATIONS /
MANAGEMENT COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2007 and February 29, 2008. It also includes a comparison between the results of operations, cash flows and financial position for the 3-month period ending February 29, 2008 and those from the 3-month period ending February 29, 2007.

This analysis, completed on April 4, 2008, must be read in conjunction with the Company’s consolidated financial statements as at May 31, 2007, presented in the last annual report.  Neptune financial statements were produced in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless otherwise indicated.

Overview

With regards to market development and product commercialization, during the third quarter ending February 29, 2008, Neptune concentrated its efforts on the commercialization of the American, European, Asian and Australian markets. This was accomplished through Company participation in various international tradeshows specifically Supplyside West in Las Vegas and Natural Ingredients in London in order to promote its products and increase its presence in new markets to favour its growth.  Neptune also maintains its new commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional foods and medical markets, as well as the biopharmaceutical market.

The Company capitalized on the results of its clinical research and benefits to this day from scientific results that demonstrate the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation problems as well as attention deficit disorder and hyperactivity.

During the third quarter of the May 31, 2008 fiscal year-end, the Company increased its sales quantity volume by 22% compared to the quarter ending February 28, 2007.  This increase is not reflected in dollars of sales because the Company suffered from the decrease of the American dollar on 85% of its sales realised in this currency during present quarter.  The Company consequently generated sales of $2.88M, as compared to $2.89M for the quarter ending February 29, 2007.  The Company successfully managed to maintain its sales level despite this uncontrollable economic element with a variation of less than half of 1% of its sales.  This performance is mainly due to a sustained prospecting effort in its main markets as well as in the newly Australian market.

Principal quarterly financial data

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2008

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	7,129	2,085	2,169	2,875
EBITDA (1)	750	332	70	348
Net Loss	(3,500)	(1,051)	(1,563)	(886)
Loss per Share basic and diluted	(0.095)	(0.029)	(0,042)	(0.024)

Fiscal Year Ended May 31, 2007

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	8,126	1,552	1,947	2,889	1,738
EBITDA (1)	1,504	303	546	719	(64)
Net Loss	(2,677)	(286)	(449)	(454)	(1,488)
Loss per Share basic and diluted	(0.075)	(0.008)	(0.013)	(0,013)	(0,041)

Fiscal Year Ended May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	6,912	1,683	1,354	1,745	2,130
EBITDA (1)	1,049	342	245	235	227
Net Earnings (net loss)	(886)	(390)	(453)	665	(708)
Earnings (loss) per Share basic and diluted	(0.029)	(0.015)	(0.018)	0.021	(0.023)

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles.  Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.  Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year.  Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

In the third quarter ending February 29, 2008, the Company realized an EBITDA of $0.348M compared to $0.719M from the quarter ending February 28, 2007, a decrease of $0.371M from the corresponding quarter of the previous fiscal year.  This EBITDA decrease is mainly due to the decrease of the American dollar..  The estimated impact on the EBITDA is approximately $0.350M.  The Company also successfully proceeded to certain development expenditures on its extraction process for an estimated amount of $0.125M in order to comply with new international standards.  The Company has always had the policy to comply with the highest international requirements for its manufacturing and quality control standards, these development expenditures were recorded as research & development expenses.  The Company would have realized in this quarter a greater EBITDA than the one from the corresponding quarter of the previous fiscal year if it had not been for this uncontrollable element that is the decrease of the American dollar and also the development expenditures on its process.

During the quarter ending February 29, 2008, the Company recorded a net loss of $0.886M compared to a net loss of $0.454M for the corresponding quarter of the previous fiscal year.  The increase in net loss of $0.432M is attributable to the decrease of the American dollar and the development expenditures on its extraction process for an estimated amount of $0.475M.

The Company also recorded non-cash stock-based compensation of $0.913M for employees and non-employees.  These significant expenses are mainly due to the evaluation model and the volatility of the stock of the Company.  Excluding these non-cash expenses, the Company would have realized a profit for this quarter.

Cash flows and financial position

Operating Activities

During the third quarter ending February 29, 2008, the Company’s operating activities generated an increase in liquidities of $0.029M, compared to a decrease of $0.377M for the quarter ending February 28, 2007. The increase in liquidities is mainly attributable to the variations in working capital items from one quarter to the next for an amount of $0.153M due to a better use of the Company’s resources by the management.  The changes to the working capital items for the third quarter ending February 29, 2008 are mainly due to an increase in accounts receivable of $0.982M and a decrease in inventories of $0.856M since November 30, 2007.

Investing Activities

During the third quarter ending February 29, 2008, the Company’s investing activities generated a decrease in liquidities of $0.195M.  This decrease is mainly due to the acquisition of property, plant and equipment and intangible assets totalling $0.179M.

Financing Activities

During the third quarter ending February 29, 2008, the Company’s financing activities generated a decrease in liquidities of $0.176M.  This decrease is mainly attributable to the decrease in the bank loan of $0.180M and the reimbursement of the long term debt for an amount of $0.149$.  In counterpart, the Company issued shares from the exercise of stock options for an amount of $0.153M.

As a result, the Company decreased its cash by $0.342M since November 30, 2007.

Financial Situation

The following table details the significant changes to the balance sheets as at February 29, 2008 and May 31, 2007:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	25	See cash flow statement
Short term deposits	(120)	Cash in of some of the term deposit
Receivables	718	Variation related to the significant
		increase in sales during this quarter
Inventories	(174)	Variation related to the increase in sales
Fixed assets	(233)	Depreciation of fixed assets
Intangible assets	190	Patent and regulation expenses
Advance payment	818	Payment received from the
		conclusion of strategic alliances
Long term debt	(597)	Reimbursement of the long term debt

3

Primary financial ratios

	Feb. 29, 2008	May 31, 2007	May 31, 2006
Working Capital Ratio (current assets / current liabilities) 1	3.63	3.32	1.80
Solvency Ratio (Debt Capital/Shareholder Equity) 2	0.55	0.55	1.26

Most of the Company’s financial ratios slightly improved for the quarter ending February 29, 2008, as compared to the year ended May 31, 2007 because of a good use of cash flow.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period (In thousands of dollars)

Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt	3,553	231	1,799	866	657
Loans guaranteed by investments in
rental contracts *	145	36	83	26	-
Other rental contracts	506	22	171	175	138
Total liabilities	4,204	289	2,053	1,067	795

* Including interest fees

An option totalling $275,000 for the acquisition of an intellectual property should be added to the total of the contractual obligations.

Related Party Transactions

The transactions between related parties are described in note 3 “Related Party Transactions” of the Company’s financial statements as at February 29, 2008.

Change in Accounting Policies

No changes in accounting policies since May 31, 2007 except for of new accounting standards explained in note 2 of the Company’s financial statements “Changes in Accounting Policies” .

Subsequent Events

There were no significant subsequent events after February 29, 2008.

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have 90% of its receivables guaranteed by insurers unless exceptional circumstances.  U.S. currency is used for the majority of foreign transactions.  The exchange rate risk to the Company is mainly limited to the variation of the US dollar.  Despite the fact that purchases of raw material are currently concluded in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk.  As of February 29, 2008, the Company did not have any foreign exchange contract.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted.  These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted.  The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Additional Information

Updated and additional Company information is available from the SEDAR Website at http://www.sedar.com and from EDGAR Website at http://www.sec.gov

On April 3, 2008, the total number of common shares issued by the Company and in circulation was 37,423,796, and Company common shares were being traded on the TSX Exchange Venture under the symbol « NTB » and on NASDAQ Capital Market under the symbol « NEPT ».

/s/ Henri Harland	/s/ André Godin
President and CEO	Vice-president, Administration & Finance